Mail Stop 7010

      November 18, 2005



Mr. David S. Aldridge
Executive Vice President, Chief Financial Officer and Treasurer
Superior Essex Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005, June 30,
2005 and September 30, 2005
                    	File No. 0-50514


Dear Mr. Aldridge:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 29
2. Copper-adjusted net sales and consolidated sales adjusted for a constant cost of copper, excluding the impact of the Belden and Nexans asset acquisition are non-GAAP financial measures. Rather than presenting these measures, you should consider disclosing with quantification the impact that each of these items had on the GAAP amounts in each period presented. In the event that you disclose the non-GAAP financial measures, please revise your disclosure to include:
* A presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP.
* A reconciliation of the non-GAAP measure to its most directly comparable financial measure calculated and presented in accordance with GAAP.
* A statement as to how you use the non-GAAP measure and why you believe it provides meaningful information to investors.
Please refer to Item 10(e)(i) of Regulation S-K. Please also refer to SEC Release 33-8176 and the Frequently Asked Questions regarding the use of non-GAAP financial measures for additional guidance.
3. Please discuss and analyze the business reasons for the changes between periods in operating income (loss) for each of your segments.
4. Please quantify in your management`s discussion and analysis the extent to which the fluctuation in each statement of operations line item is due to unique factors such as, but not limited to, the following:
* Revenues and cost of revenues of the Belden asset acquisition,
* Revenues and cost of revenues of the Nexans asset acquisition,
* The integration costs of the Belden and Nexans asset acquisition,
* The shortfall in recovering increases in copper costs through contractual price adjustments in the second quarter of 2004,
* Lower amortization and depreciation charges due to the application of fresh-start accounting,
* Implementation of price surcharges in the fourth quarter of 2004,
and
* Impact of higher natural gas prices, freight costs and copper producer premiums.
Refer to Item 303(a) of Regulation S-K.
5. Please discuss in greater detail and quantify changes in operating results between periods due solely to the change in the basis of your net assets and forgiveness of various liabilities upon your emergence from bankruptcy on November 11, 2003 for the following line items:
* Gross profit due to lower depreciation and amortization expense,
* Selling, general and administrative expense,
* Restructuring and other charges,
* Interest expense, and
* Reorganization items.
See Item 303(a)(3) of Regulation S-K and Financial Reporting
Codification 501.04.

Financial Statements, page F-1
6. Please disclose the types of expenses that you include in the cost
of goods sold line item and the types of expenses that you include in
the selling, general and administrative expenses line item.
Please
also tell us whether you include inbound freight charges,
purchasing
and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in
the cost of goods sold line item.  With the exception of
warehousing
costs, if you currently exclude a portion of these costs from cost of
goods sold, please disclose:
?	in a footnote the line items that these excluded costs are
included in and the amounts included in each line item for each period presented, and
?	in MD&A that your gross profit margins may not be comparable to
those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

Consolidated Statements of Stockholders` Equity (Deficit), page F-
5
7. Please disclose the reclassification adjustments of your derivative financial instruments in the accumulated other comprehensive income (loss) column of your statement of stockholders` equity. Please refer to paragraphs 18-21 of SFAS 130 and paragraph
14 of SFAS 52.



Note 2 - Summary of significant accounting policies - Inventories, page F-14
8. You disclosed that the establishment of allowances for obsolete inventory is a critical accounting policy. Please provide a detailed disclosure of your accounting policy for establishing reserves for inventory obsolescence.

Note 3 - Inventories, page F-22
9. In management`s discussion and analysis you disclosed that margins in your magnet wire and distribution business were positively impacted by a $1.5 million gain from the depletion of inventory in December 2004. Please disclose the effect on income due to the liquidation of LIFO inventory layers in accordance with SAB Topic 11:
F and the AICPA`s Issues Paper on LIFO Inventory Liquidations.

Note 16 - Derivative financial instruments and fair value information, page F-43
10. Please disclose the estimated amount of the unrealized gains and losses on cash flow hedges at year-end that is expected to be reclassified into earnings within the next twelve months. Please refer to paragraph 45 of SFAS 133.

Note 19 - Business segments and foreign operations, page F-48
11. Please disclose the types of revenues and expenses included in the operating income (loss) corporate and other line item and the restructuring and other charges and asset impairments line item for each period presented, and disclose why these amounts were not allocated to the other reportable segments. Please refer to paragraphs 31 and 32 of SFAS 131. Please also revise your management`s discussion and analysis to discuss with quantification the business reasons for the change between periods in each of these line items as a part of your discussion of the operating income of each of your segments.

Certifications - Exhibits 31.1 and 31.2
12. Please only make reference to the report in paragraph 1 instead of to the annual report or the quarterly report, as the case may be.

Form 10-Q for the period ended September 30, 2005

General
13. Please address the comments above in your interim filings as well.


*    *    *    *
      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.
      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
??

??

??

??

David S. Aldridge
Superior Essex Inc.
November 18, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE